FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2008

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      T            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes                      No      T

(If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-            . ) N/A

JA Solar Holdings Co., Ltd.

Jinglong Group Industrial Park

Jinglong Street

Ningjin, Hebei Province 055550

The People’s Republic of China

This Form 6-K consists of:

A press release of first quarter 2008 results of JA Solar Holdings Co., Ltd. (the “Registrant”), made by the Registrant in English on May 12, 2008.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

JA Solar Holdings Co., Ltd.

By	/s/ Huaijin Yang
Name:	Huaijin Yang
Title:	Chief Executive Officer

Date: May 12, 2008

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JA Solar Reports First Quarter 2008 Results

First Quarter 2008 Highlights

•	Revenue of RMB 1.12 billion (US$ 160.0 million), an increase of 234.8% over Q1 2007

•	Total gross profit of RMB 235.9 million (US$ 33.6 million), an increase of 243.0% over Q1 2007

•	Gross margin of 21.0% as compared to 20.5% in Q1 2007

•	Income from operations of RMB 163.6 million (US$ 23.3 million), an increase of 181.7% over Q1 2007

•	Basic and diluted earnings per ADS of RMB 1.00 (US$ 0.14) and RMB 0.99 (US$ 0.14), respectively as compared to RMB 0.53 (US$ 0.08) and RMB 0.52 (US$ 0.07) respectively in Q1 2007

•	Shipped 51.4 MW of solar cells during the quarter

Outlook for 2008

•	Expect full year 2008 revenue in the range of RMB 7.22 billion (US$ 1.03 billion) to RMB 8.02 billion (US$ 1.14 billion)

•	New solar cell manufacturing lines in both Ningjin and Yangzhou to commence production on schedule during second half 2008

•	Reiterate 2008 production output of no less than 340 MW and annual production capacity of no less than 500 MW by the end of 2008

•	Gross margin above 20%

Hebei, China, May 12, 2008—JA Solar Holdings Co., Ltd. (“JA Solar”, “the Company”) (NASDAQGM: JASO) today reported financial results for the first quarter ended March 31, 2008.

First Quarter 2008 Results

Total revenue for the first quarter 2008 were RMB 1.12 billion (US$ 160.0 million), an increase of 234.8% from first quarter 2007 revenue of RMB 335.1 million (US$ 47.8 million), and an increase of 6.7% from fourth quarter 2007 revenue of RMB 1.05 billion (US$ 150.0 million).

Total gross profit for the first quarter 2008 was RMB 235.9 million (US$ 33.6 million) compared to RMB 68.8 million (US$ 9.8 million) in the first quarter 2007, and RMB 222.7 million (US$ 31.8 million) in the fourth quarter 2007. Gross margin was 21.0% in the first quarter 2008 compared to 20.5% in the first quarter 2007, and 21.2% in the fourth quarter 2007.

Net income available to ordinary shareholders for the first quarter 2008 was RMB 154.5 million (US$ 22.0 million) compared to net income available to ordinary shareholders of RMB 58.3 million (US$ 8.3 million) for the first quarter 2007, and net income available to ordinary shareholders of RMB 98.3 million (US$ 14.0 million) for the fourth quarter 2007.

For the first quarter 2008 basic and diluted earnings per ADS were RMB 1.00 (US$ 0.14) and RMB 0.99 (US$ 0.14), respectively. These are compared to basic and diluted earnings per ADS of RMB 0.53 (US$ 0.08) and RMB 0.52 (US$ 0.07), respectively, for the same period of 2007; and, RMB 0.65 (US$ 0.09) and RMB 0.64 (US$ 0.09), respectively, for the fourth quarter 2007. The first quarter 2008 included share-based compensation expense of RMB 52.2 million (US$ 7.4 million), foreign exchange losses of RMB 38.6 million (US$ 5.5 million) and a positive change of RMB 40.7 million (US$ 5.8 million) in fair value of embedded foreign exchange derivatives, relating to some of our supply agreements. This is compared to share-based compensation expenses of RMB 2.0 million (US$ 0.3 million) and foreign exchange losses of RMB 6.2 million (US$ 0.9 million) for the same period of 2007; and, share-based compensation expenses of RMB 61.2 million (US$ 8.7 million) and foreign exchange losses of RMB 57.3 million (US$ 8.2 million) for the fourth quarter of 2007.

Capital expenditures were RMB 69.5 million (US$ 9.9 million) in the first quarter 2008, as compared to RMB 101.2 million (US$ 14.4 million) in the first quarter 2007, and RMB 128.9 million (US$ 18.4 million) in the fourth quarter 2007. Depreciation and amortization expenses in the first quarter 2008 were RMB 13.5 million (US$ 1.9 million), as compared to RMB 5.2 million (US$ 0.7 million) in the first quarter 2007, and RMB 11.9 million (US$ 1.7 million) in the fourth quarter 2007.

As of March 31, 2008, JA Solar had cash and cash equivalents of RMB 1.45 billion (US$ 206.8 million) compared with RMB 1.80 billion (US$ 256.1 million) at the end of the first quarter 2007, and RMB 1.15 billion (US$ 163.3 million) at the end of the fourth quarter 2007. Short-term debt decreased to nil at the end of the first quarter 2008 from RMB 200.0 million (US$ 28.5 million) at the end of the first quarter 2007, and RMB 200.0 million (US$ 28.5 million) at the end of fourth quarter 2007.

Summary of megawatts produced and shipped (includes cell processing service)

Three months ended
	March 31, 2007		December 31, 2007		March 31, 2008
Megawatts

Produced		17.6MW		48.7MW		49.2MW

Shipped		14.4MW		50.2MW		51.4MW

Cost per watt excluding wafer cost	US$	0.234/Wp	US$	0.198/Wp	US$	0.200/Wp

The conversion of Renminbi into U.S. dollars in this release, made solely for the convenience of the reader, is based on the noon buying rate in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of March 31, 2008, which was RMB 7.012 to US$ 1.0000. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on March 31, 2008, or at any other date. The percentages stated in this press release are calculated based on Renminbi.

Samuel Yang, JA Solar’s Chief Executive Officer, said, “We are excited about our results for the first quarter, as we achieved continued revenue growth and a strong increase in income from operations. We are experiencing strong market demand this year, and we anticipate continued high customer demand for 2009. To strengthen our supply position, we recently added GCL as another supply partner during the quarter, which gives us further confidence in meeting increased customer demand as we ramp up our production capacity.”

“We have made significant progress with our key operational and R&D initiatives. Installation of our new cell lines is on track. We are confident that we will achieve our target of 500MW of annual production capacity by year-end 2008. Our R&D programs are moving forward and have started delivering results.”

JA Solar’s CFO, Mr. Daniel Lui said, “Our Q1 results once again demonstrated that our operational execution and disciplined financial management enabled us to achieve impressive revenue growth, increase profitability, and maintain our margin target. As we rapidly increase our size and scale with a continued emphasis on operational and cost efficiencies, we are confident that we will meet our growth targets, maintain profit margins, and grow profitably.”

2008 Outlook

Based on current customer demand and market forecasts, we reiterate our expectations for revenue for the full year 2008 in the range of RMB 7.22 billion (US$ 1.03 billion) to RMB 8.02 billion (US$ 1.14 billion). Our revenue guidance in RMB remains unchanged. The higher amount in USD is due to a lower USD/RMB exchange rate used in the first quarter 2008 than the fourth quarter 2007. Gross margin for 2008 is expected to remain above 20%.

We reiterate our target for total production output of no less than 340 MW for 2008, with a total annual production capacity of no less than 500 MW by year-end 2008. Currently, we are building ten new solar cell manufacturing lines in Ningjin, Hebei Province. Between June to October 2008, we will add two 25 MW lines per month, totaling 250 MW of new capacity by the end of October. In our new production base in Yangzhou, we will add three 25 MW lines by the end of the fourth quarter 2007, totaling 75 MW of new capacity. The capital expenditures are expected to be RMB 966.8 million (US$ 137.9 million), primarily for capacity expansion. R&D expense is expected to be RMB 35.1 million (US$ 5.0 million).

Investor Conference Call / Webcast Details

A conference call has been scheduled for 8:30p.m. on Monday, May 12, 2008 (in Hebei), which will be 8:30a.m. on Monday, May 12 in New York. During the call, time will be set-aside for analysts and interested investors to ask questions of executive officers.

The call may be accessed by dialing 201-689-8560. A live webcast of the conference call will be available on the Company's website at www.jasolar.com. The playback will be available beginning two hours after the live call and will be accessible by dialing 201-612-7415. The account number to access the replay is 3055 and the pass code is 282645.

About JA Solar Holdings Co., Ltd.

Based in Hebei, China, JA Solar Holdings Co., Ltd. is an emerging and fast-growing manufacturer of high-performance solar cells. The Company sells its products to solar module manufacturers who assemble and integrate its solar cells into modules and systems that convert sunlight into electricity. For more information, please visit http://www.jasolar.com.

Forward-looking Statement

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “will,” “may,” “expect,” “anticipate,” “aim,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. Statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to, our expectations regarding the expansion of our manufacturing capacities, our future business development, and our beliefs regarding our production output and production outlook. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Further information regarding these and other risks is included in our registration statement on Form F-1 and other documents filed with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results..

Contacts:

In China	In the U.S.
Victoria Yuan, IR Director	Tyler Wilson
JA Solar	The Ruth Group
ir@jasolar.com	twilson@theruthgroup.com
+86-21-6095-5981	+1-646-536-7018

JA Solar Holdings Co., Ltd.

Condensed Consolidated Statements of Operations

(Unaudited)

	Three months ended
	March 31, 2007		December 31, 2007		March 31, 2008
	RMB	USD	RMB	USD	RMB	USD
Revenue from sale of goods
Solar products to third parties	334,669,240	47,728,072	964,043,903	137,484,869	999,077,180	142,481,058
Solar products to related parties	480,467	68,521	56,581,075	8,069,178	112,106,838	15,987,855
Solar cells processing	—	—	30,946,942	4,413,426	10,848,601	1,547,148

Total revenues	335,149,707	47,796,593	1,051,571,920	149,967,473	1,122,032,619	160,016,061

Cost of revenues
Solar products	(266,394,778)	(37,991,269)	(820,159,946)	(116,965,195)	(882,422,154)	(125,844,574)
Solar cells processing	—	—	(8,715,419)	(1,242,929)	(3,752,782)	(535,194)

Total cost of revenues	(266,394,778)	(37,991,269)	(828,875,365)	(118,208,124)	(886,174,936)	(126,379,768)

Gross profit	68,754,929	9,805,324	222,696,555	31,759,349	235,857,683	33,636,293

Selling, general and administrative expenses	(9,772,067)	(1,393,621)	(88,286,415)	(12,590,761)	(69,605,065)	(9,926,564)
Research and development expenses	(920,169)	(131,228)	(1,461,299)	(208,400)	(2,696,640)	(384,575)

Total operating expenses	(10,692,236)	(1,524,849)	(89,747,714)	(12,799,161)	(72,301,705)	(10,311,139)

Income from operations	58,062,693	8,280,475	132,948,841	18,960,188	163,555,978	23,325,154
Interest expense	(2,815,537)	(401,531)	(1,497,516)	(213,565)	(492,443)	(70,229)
Interest income	11,492,103	1,638,919	17,193,244	2,451,974	11,930,713	1,701,471
Loss from sale of investments	—	—	—	—	(16,823,898)	(2,399,301)
Other income	—	—	1,421,231	202,686	3,196,752	455,897
Change in fair value of embedded foreign exchange derivatives	—	—	—	—	40,722,690	5,807,571
Foreign exchange gain/ (loss)	(6,232,712)	(888,864)	(57,304,623)	(8,172,365)	(38,605,360)	(5,505,613)

Income before income taxes	60,506,547	8,628,999	92,761,177	13,228,918	163,484,432	23,314,950
Income tax benefit/ (expense)	—	—	5,569,615	794,298	(9,016,857)	(1,285,918)

Net income	60,506,547	8,628,999	98,330,792	14,023,216	154,467,575	22,029,032

Preferred shares accretion	(515,251)	(73,481)	—	—	—	—
Preferred shares beneficial conversion charge	—	—	—	—	—	—
Allocation of income to participating preferred share holders	(1,648,040)	(235,031)	—	—	—	—

Net income available to ordinary shareholders	58,343,256	8,320,487	98,330,792	14,023,216	154,467,575	22,029,032

Net income per ordinary shares
Basic	0.53	0.08	0.65	0.09	1.00	0.14
Diluted	0.52	0.07	0.64	0.09	0.99	0.14

Weighted average number of ordinary shares outstanding:
Basic	110,279,889	110,279,889	150,794,647	150,794,647	154,058,500	154,058,500
Diluted	111,228,304	111,228,304	152,508,160	152,508,160	155,773,928	155,773,928

Net income per ADS
Basic	0.53	0.08	0.65	0.09	1.00	0.14
Diluted	0.52	0.07	0.64	0.09	0.99	0.14

Weighted average number of ADS outstanding:
Basic	110,279,889	110,279,889	150,794,647	150,794,647	154,058,500	154,058,500
Diluted	111,228,304	111,228,304	152,508,160	152,508,160	155,773,928	155,773,928
Each ADS represents 1 ordinary share

JA Solar Holdings Co., Ltd.

Condensed Consolidated Balance Sheets

	December 31, 2007		March 31, 2008
	RMB	USD	RMB	USD
	(Audited)	(Conversion)	(Unaudited)	(Conversion)
ASSETS
Current assets
Cash and cash equivalents	1,145,032,918	163,296,195	1,450,424,757	206,848,939
Available-for-sale securities	803,121,383	114,535,280	109,636,780	15,635,593
Accounts receivables from third party customers	28,819,554	4,110,033	109,994,104	15,686,552
Accounts receivables from related party customers	24,730,689	3,526,909	82,513,518	11,767,473
Inventories	157,334,310	22,437,865	146,681,753	20,918,676
Advances to related party suppliers	389,871,684	55,600,639	366,880,098	52,321,748
Advances to third party suppliers	898,722,659	128,169,233	888,329,454	126,687,030
Other current assets	42,315,074	6,034,665	189,885,379	27,080,060
Deferred tax assets	1,214,246	173,167	—	—

Total current assets	3,491,162,517	497,883,986	3,344,345,843	476,946,071

Property and equipment, net	532,011,999	75,871,648	594,441,300	84,774,857
Intangible asset, net	6,687,677	953,747	6,351,589	905,817
Deferred tax assets	4,355,369	621,131	2,979,616	424,931
Other long term assets-advance to suppliers	536,332,174	76,487,760	495,744,218	70,699,404

Total assets	4,570,549,736	651,818,272	4,443,862,566	633,751,080

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Tax payables	342,025	48,777	30,487,328	4,347,879
Advances from third parties customers	70,285,896	10,023,659	38,724,852	5,522,654
Short-term bank borrowings	200,000,000	28,522,533	—	—
Accounts payable to third parties	10,119,234	1,443,131	35,950,343	5,126,974
Other payables to third parties	16,841,500	2,401,811	15,740,285	2,244,764
Payroll and welfare payable	6,364,403	907,644	5,779,045	824,165
Accrued expenses and other current liabilities	15,279,750	2,179,086	22,104,329	3,152,357
Accounts payable to related parties	70,816	10,099	22,280,886	3,177,537
Other payable to related parties	113,819,404	16,232,088	3,424,026	488,309

Total current liabilities	433,123,028	61,768,828	174,491,094	24,884,639

Accrued warranty cost	929,170	132,511	1,144,927	163,281

Total liabilities	434,052,198	61,901,339	175,636,021	25,047,920

Commitment and Contingencies	—	—	—	—

Shareholders’ equity:

Ordinary shares(US$0.0001 par value; 493,480,000 shares authorized 154,058,000 and 154,058,500 shares issued and outstanding as of December 31, 2007 and March 31, 2008)	123,307	17,585	123,307	17,585
Additional paid-in capital	3,655,194,120	521,276,971	3,709,091,644	528,963,442
Statutory reserve	71,617,912	10,213,621	71,617,912	10,213,621
Accumulated earnings	417,203,191	59,498,458	571,670,765	81,527,491
Accumulated other comprehensive income	(7,640,992)	(1,089,702)	(84,277,083)	(12,018,979)

Total shareholders’ equity	4,136,497,538	589,916,933	4,268,226,545	608,703,160

Total liabilities and shareholders’ equity	4,570,549,736	651,818,272	4,443,862,566	633,751,080